FRANK J. HARITON ATTORNEY - AT – LAW
1065 Dobbs Ferry Road * White Plains * New York 10607 (Tel) (914) 674-4373 * (Fax) (914) 693-2963 * (e-mail) hariton@sprynet.com

February 12, 2019

Ronald Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:NDN BV, Inc. (the “Company” or “Issuer”)

Offering Statement Form 1-A/ Amendment Three

File No.: 024-10917

Dear Mr. Alper:

Enclosed is Amendment Two to the above Offering Statement. The paragraph number below corresponds to the numbered comment in your comment letter dated January 31, 2019.

General

1.The Agreement for the Crowdfunding has been adjusted to eliminate any concerns about underwriting. The Agreement is described in detail in the Offering Statement and a copy of the Agreemt is included as Exhibit 10.3 to the Offering Statement.

The Company is aware of the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  NDN BV, Inc.